Exhibit 16.1

July 20, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated July 20, 2004, of Petrohawk Energy Corporation and are in agreement with the statements contained in the second, fifth, sixth and eighth paragraphs therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Tulsa, Oklahoma